UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 6)
MICROFLUIDICS INTERNATIONAL CORPORATION
(Name of Subject Company)
MICROFLUIDICS INTERNATIONAL CORPORATION
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
595074105
(CUSIP Number of Class of Securities)
Michael C. Ferrara
President and Chief Executive Officer
30 Ossipee Road
Newton, Massachusetts 02464
(617) 969-5452
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)
With a copy to:
Jonathan L. Kravetz, Esq.
Megan N. Gates, Esq.
Daniel H. Follansbee, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
(617) 542-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 6 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2011, as amended by Amendment No. 1 filed on January 31, 2011, Amendment No. 2 filed on February 8, 2011, Amendment No. 3 filed on February 16, 2011, Amendment No. 4 filed on February 25, 2011, and Amendment No. 5 filed on March 4, 2011 (as previously filed with the SEC, and as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by Microfluidics International Corporation, a Delaware corporation (“Microfluidics” or the “Company”), relating to the offer (the “Offer”) by Nano Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of IDEX Corporation, a Delaware corporation (“IDEX”), as set forth in a Tender Offer Statement filed by IDEX and Purchaser on Schedule TO, dated January 25, 2011, as amended by Amendment No. 1 filed on January 28, 2011, Amendment No. 2 filed on February 16, 2011, Amendment No. 3 filed on February 25, 2011, Amendment No. 4 filed on March 4, 2011, and Amendment No. 5 filed on March 11, 2011 (as previously filed with the SEC, and as the same may further be amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of Microfluidics, at a purchase price of $1.35 per Share, net to the selling stockholders in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 25, 2011, and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following new subsection (l) at the end thereof:
“(l) Expiration of Subsequent Offering Period and Results of Offer
     At 5:00 p.m., New York City time, on Thursday, March 10, 2011, the subsequent offering period (as extended) expired. Registrar and Transfer Company, the depositary for the Offer, has advised the Company that, as of such time, a total of 7,509,382 Shares had been validly tendered and not properly withdrawn during the initial offering period and the subsequent offering period (as extended), representing approximately 71.99% of the Shares outstanding. Pursuant to the terms of the Offer, as of March 11, 2011, Purchaser has accepted for payment all Shares validly tendered and not validly withdrawn during the initial offering period and all Shares validly tendered during the subsequent offering period (as extended), and the consideration for all such Shares either has been paid or promptly will be paid. In addition, as of March 11, 2011, approximately 12,699 Shares have been acquired by Purchaser through open market purchases at $1.35 per Share, which Shares when combined with the 7,509,382 Shares validly tendered and not properly withdrawn during the initial offering period and the subsequent offering period, represent approximately 72.12% of the Shares outstanding.
     In accordance with the Merger Agreement, Purchaser has informed the Company that it intends to exercise its Top-Up Option. The exercise of the Top-Up Option will allow Purchaser to increase its share ownership percentage of the Company through the purchase of newly issued shares of the Company’s common stock directly from the Company for an immediate cash payment equal to the aggregate par value of the Shares issued upon the exercise of the Top-Up Option and delivery of a secured promissory note for the remainder of the exercise price for the Top-Up Option. The promissory note will bear interest at 9% per annum and will be due one year from the date of the purchase of Shares pursuant to the Top-Up Option. Pursuant to the exercise of the Top-Up Option, Purchaser will purchase directly from the Company a total of 18,656,013 newly issued shares of the Company’s common stock. As a result, Purchaser will own more than 90% of the outstanding shares of the Company’s common stock, when combined with the Shares purchased in the Offer (including Shares purchased in the subsequent offering period (as extended)) and on the open market.
     Following the exercise of the Top-Up Option, in accordance with the Merger Agreement, Purchaser intends to effect a short-form merger under Section 253 of the DGCL of Purchaser with and into the Company, with the Company surviving and continuing as a wholly-owned subsidiary of IDEX. As a result of the Merger, each Share that is issued and outstanding and that was not accepted for payment pursuant to the Offer (other than (i) Shares that are held by any stockholder who demands and perfects appraisal rights under the DGCL, and (ii) Shares held by IDEX or any subsidiary of IDEX, including Purchaser, and any Shares held by the Company as treasury shares or held by Microfluidics Corporation, the Company’s wholly-owned subsidiary, which Shares will be cancelled without any conversion) will be cancelled and converted into the right to receive $1.35 per Share, net to the stockholder in cash, without interest thereon and less any required withholding taxes (the “Merger Consideration”). As a result of the Merger, the Shares will no longer be eligible for quotation on the Over-the-Counter Bulletin Board or listed on any other market or securities exchange. Information regarding the Merger will be mailed to the Company’s stockholders who did not tender their Shares in the Offer and instructions will be mailed to stockholders outlining the steps to be taken to obtain the Merger Consideration.
     On March 11, 2011, IDEX issued a press release announcing the expiration of the subsequent offering period (as extended), a copy of which is filed as Exhibit (a)(1)(R) hereto and is incorporated herein by reference.”
Item 9. Exhibits.
Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(1)(R)	Press Release issued by IDEX, dated March 11, 2011 (incorporated herein by reference to Exhibit (a)(1)(O) to Amendment No. 5 to the Schedule TO of IDEX and Purchaser filed with the SEC on March 11, 2011).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 11, 2011	MICROFLUIDICS INTERNATIONAL CORPORATION

	By:	/s/ Michael C. Ferrara
Michael C. Ferrara
President and Chief Executive Officer

INDEX TO EXHIBITS

(a )(1)(A)* +	Letter to Stockholders of the Company, dated January 25, 2011, from Michael C. Ferrara, President and Chief Executive Officer of the Company.
(a )(1)(B)*	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (included as Annex I to the Schedule 14D-9 filed with the SEC on January 25, 2011).
(a )(1)(C)	Offer to Purchase, dated January 25, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(a )(1)(D)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(a )(1)(E)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(a )(1)(F)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(a )(1)(G)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(a )(1)(H)*	Opinion of America’s Growth Capital, LLC, to the Board of Directors of the Company dated January 10, 2011 (included as Annex II to the Schedule 14D-9 filed with the SEC on January 25, 2011).
(a )(1)(I)	Joint Press Release issued by the Company and IDEX, dated January 11, 2011 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2011).
(a )(1)(J)	Summary Advertisement as published on January 25, 2011 in Investor’s Business Daily (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(a )(1)(K)	Press Release issued by IDEX, dated January 25, 2011 (incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(a )(1)(L) +	Complaint filed in the Court of Chancery of the State of Delaware, captioned Joseph P. Daly v. Michael Ferrara, George Uveges, Leo Roy, Eric Walters, Henry Kay, Stephen Robinson, Microfluidics International Corporation, IDEX Corporation, and Nano Merger Sub, Inc., C.A. No. 6126, dated January 14, 2011.
(a )(1)(M) +	Complaint filed in the Massachusetts Superior Court for Middlesex County, captioned Paul Shumsky v. Microfluidics International Corporation; George Uveges; Eric G. Walters; Henry Kay; Leo Pierre Roy; Michael C. Ferrara, dated January 20, 2011.
(a )(1)(N)	Amended Complaint filed in the Court of Chancery of the State of Delaware, captioned Joseph P. Daly v. Michael Ferrara, George Uveges, Leo Roy, Eric Walters, Henry Kay, Stephen Robinson, Microfluidics International Corporation, IDEX Corporation, and Nano Merger Sub, Inc., C.A. No. 6126-VCS, dated January 28, 2011 (incorporated herein by reference to Exhibit (a)(1)(J) to the Schedule TO of IDEX and Purchaser initially filed with the SEC on January 25, 2011, and amended on January 28, 2011).
(a )(1)(O) ++	Amended Complaint filed in the Massachusetts Superior Court for Middlesex County, captioned Paul Shumsky v. Microfluidics International Corporation; IDEX Corporation; Nano Merger Sub, Inc.; George Uveges; Eric G. Walters; Henry Kay; Leo Pierre Roy; Michael C. Ferrara; and Stephen J. Robinson, C.A. No. 11-0186, dated February 1, 2011.
(a )(1)(P)	Press Release issued by IDEX, dated February 25, 2011 (incorporated herein by reference to Exhibit (a)(1)(M) to Amendment No. 3 to the Schedule TO of IDEX and Purchaser filed with the SEC on February 25, 2011).

(a )(1)(Q)	Press Release issued by IDEX, dated March 4, 2011 (incorporated herein by reference to Exhibit (a)(1)(N) to Amendment No. 4 to the Schedule TO of IDEX and Purchaser filed with the SEC on March 4, 2011).
(a )(1)(R)	Press Release issued by IDEX, dated March 11, 2011 (incorporated herein by reference to Exhibit (a)(1)(O) to Amendment No. 5 to the Schedule TO of IDEX and Purchaser filed with the SEC on March 11, 2011).
(a )(5)(A) ++	Notice to Microfluidics International Corporation’s stock option holders, delivered by Microfluidics International Corporation on February 8, 2011.
(a )(5)(B)	Letter from Michael C. Ferrara, President and Chief Executive Officer of the Company, distributed on January 11, 2011 to the Company’s stockholders regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on January 11, 2011).
(a )(5)(C)	E-mail from Michael C. Ferrara, President and Chief Executive Officer of the Company, distributed on January 11, 2011 to the Company’s employees regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on January 11, 2011).
(a )(5)(D)	Letter from Michael C. Ferrara, President and Chief Executive Officer of the Company, distributed on January 11, 2011 to the Company’s customers regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on January 11, 2011).
(a )(5)(E)	Letter from Michael C. Ferrara, President and Chief Executive Officer of the Company, distributed on January 11, 2011 to the Company’s sales representatives regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on January 11, 2011).
(a )(5)(F)	Transcript of the Company’s conference call held on January 11, 2011 at 8:30 a.m. (Eastern time) regarding the proposed acquisition (incorporated herein by reference to the Schedule 14D-9C of the Company filed with the SEC on January 11, 2011).
(e )(1)	Agreement and Plan of Merger, dated January 10, 2011, by and among IDEX, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2011).
(e )(2)	Amended and Restated Employment Agreement, dated as of December 4, 2009, by and between Michael C. Ferrara and the Company (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 8, 2009).
(e )(3)	Employee Agreement by and between the Company and Peter F. Byczko dated September 1, 2010 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 8, 2010).
(e )(4)	Employee Agreement by and between the Company and William J. Conroy dated September 3, 2010 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on September 8, 2010).
(e )(5)	Summary of Compensation Arrangements including Discretionary Bonus Plan with the Company’s named executive officers (incorporated herein by reference to Exhibit 10.109 to the Company’s Annual Report on Form 10-K filed with the SEC on March 29, 2010).
(e )(6)	Convertible Debenture and Warrant Purchase Agreement between the Company and Global Strategic Partners, LLC, dated as of November 14, 2008 (incorporated herein by reference to Exhibit 10.1 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).
(e )(7)	Amendment No. 1 to Convertible Debenture and Warrant Purchase Agreement and Amendment No. 1 to Convertible Debenture, between the Company and Global Strategic Partners, LLC, dated as of November 17, 2008 (incorporated herein by reference to Exhibit 10.2 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).

(e )(8)	Registration Rights Agreement between the Company and Global Strategic Partners, LLC,

dated as of November 14, 2008 and amended on December 3, 2008 (incorporated herein by reference to Exhibit 10.3 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).
(e )(9)	Security Agreement between the Company and Global Strategic Partners, LLC, dated as of November 14, 2008 (incorporated herein by reference to Exhibit 10.4 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).
(e )(10)	Convertible Debenture issued by the Company to Global Strategic Partners, LLC, dated as of November 14, 2008, as amended (incorporated herein by reference to Exhibit 10.5 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).
(e )(11)	Common Stock Purchase Warrant issued by the Company to Global Strategic Partners, LLC, dated as of November 14, 2008 (incorporated herein by reference to Exhibit 10.6 to the Company’s Amendment No. 1 to Form S-3 filed with the SEC on January 14, 2009).
(e )(12)	Amendment No. 2 to Registration Rights Agreement, Amendment No. 2 to Convertible Debenture and Warrant Purchase Agreement and Amendment to Security Agreement dated March 11, 2009 by and between the Company and Global Strategic Partners, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on 8-K filed with the SEC on March 17, 2009).
(e )(13)	Amendment to Transaction Documents dated October 23, 2009 by and between the Company and Global Strategic Partners, LLC (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on October 26, 2009).
(e )(14)	Amendment No. 2 to that certain Debenture and Warrant Purchase Agreement dated as of November 14, 2008 (incorporated herein by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2009).
(e )(15) +	Confidentiality Agreement, dated November 4, 2010, by and between the Company, Celgene Corporation, Abraxis BioScience, Inc., and Global Strategic Partners, LLC.
(e )(16)	Confidentiality Agreement, effective November 24, 2009, by and between the Company and IDEX (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(e )(17)	Exclusivity Agreement, dated June 8, 2010, as amended on July 23, 2010, by and between the Company and IDEX (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO of IDEX and Purchaser filed with the SEC on January 25, 2011).
(e )(18)	Form of Tender and Support Agreement entered into on January 10, 2011 by and among IDEX, Purchaser and each of Michael C. Ferrara, George Uveges, Henry Kay, Stephen J. Robinson, Leo Pierre Roy, Eric G. Walters, Peter F. Byczko, William J. Conroy, and Irwin J. Gruverman (incorporated herein by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2011).
(e )(19) +	Tender and Support Agreement, dated as of January 12, 2011, by and among IDEX, Purchaser, and Marjorie Gruverman.
(e )(20)	Agreement Concerning Debenture, dated as of January 10, 2011, by and among IDEX, Purchaser, Global Strategic Partners, LLC, Abraxis BioScience, LLC and American Stock Transfer and Trust Company, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 11, 2011).
(e )(21)	1986 Employee Stock Purchase Plan as amended (incorporated herein by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 filed with the SEC on April 10, 2002).
(e )(22)	1988 Stock Plan as amended (incorporated herein by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 filed with the SEC on September 6, 2002).
(e )(23)	1989 Non-Employee Directors Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 filed with the SEC October 22, 1996).
(e )(24)	2006 Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 11, 2006).
(e )(25)	Form of Notice of Grant of Stock Option and Employee Stock Option Agreement for

Microfluidics International Corporation 2006 Stock Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2009).
(e )(26)	Certificate of Incorporation for the Company, as amended (incorporated herein by reference to Exhibit 2A to the Company’s Registration Statement on Form 8-A and Exhibit 3.1(a) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1999 filed with the SEC on November 15, 1999).
(e )(27)	Certificate of Amendment to the Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2009).
(e )(28)	Amended and Restated By-Laws for the Company (incorporated herein by reference to Exhibit 3(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996 filed with the SEC on March 31, 1997).
(g )	Not applicable.

*	Included in mailing to stockholders commenced as of January 25, 2011.

+	Previously filed as an exhibit to the Schedule 14D-9 on January 25, 2011.

++	Previously filed as an exhibit to Amendment No. 2 to the Schedule 14D-9 on February 8, 2011.